EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

February 11, 2010
VIA EDGAR
John Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for the fiscal year ended December 31, 2008
File No. 0-31193

Dear Mr. Hartz:

I am writing in response to your letter dated February 2, 2010.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than February 26, 2010.

If you wish to communicate with us regarding the comments prior to the submission of our responses, feel free to contact our U.S. counsel, Robert Brantl, Esq., at 914-693-3026.

Yours.

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer